FOR IMMEDIATE RELEASE
HECHINGER COMPANY ANNOUNCES SECOND QUARTER
RESULTS; REVISED PER SHARE PRICE OFFERED
BY LEONARD GREEN & PARTNERS, LP

LARGO, MARYLAND -- August 28, 1997 -- Hechinger Company (Nasdaq-NNM: HECHA and HECHB) today announced a net loss for the second quarter ended August 2, 1997 of $40.6 million or $.96 per share compared with net earnings of $12.2 million or $.28 per share last year. The loss for this year's second quarter includes a charge of $31.8 million related to the previously announced store closings in Michigan. Earnings before interest, taxes, depreciation, and amortization (EBITDA) for the quarter was $15.7 million compared with $36.4 million for the second quarter last year. Sales for the second quarter were $591.6 million compared with $665.9 million last year, a decrease of 11.2 percent. Comparable store sales were down 10.3 percent for the quarter.

For the first half of the current fiscal year, including the store closing charge, the Company reported a net loss of $54.1 million or $1.28 per share compared with net earnings of $6.2 million or $.15 per share last year. Earnings before interest, taxes, depreciation and amortization (EBITDA) was $27.2 million compared with $54.6 million last year. Sales for the first half of fiscal 1997 were $1.1 billion compared with $1.2 billion last year, a decrease of 10.4 percent. Comparable store sales were down 9.9 percent for the first half of fiscal 1997.

The loss for the second quarter and for the first half includes a store closing charge of $31.8 million or $.75 per share for the closing of seven Michigan stores. The charge consists of $27.9 million in non-cash asset write-downs and $3.9 million in cash for severance and operating costs during the inventory liquidation period. The Company has an agreement to sell up to seven of its Home Quarters Warehouse stores to Costco Companies, Inc., subject to various conditions including receipt of regulatory and other third-party approvals. Proceeds from this transaction, including inventory liquidation, could amount to approximately $60 million. In addition, operating results for the second quarter were adversely impacted by higher than anticipated inventory shrinkage.

Due to operating results coming in below expectations, the Company announced that it has agreed to accept from Leonard Green & Partners, LP a revised cash price of $2.375 per share for all outstanding Hechinger Company Class A Common Stock and Class B Common Stock. The Company had previously agreed to a cash price of $3.00 per share. In addition, the Company's agreement with Leonard Green & Partners, LP has been modified to eliminate the material adverse change provision such that further changes in the Company's operating performance will not adversely impact this transaction.

                                    --more--

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The  Company  expects  to  complete  the  regulatory  review  process  for  this transaction in the near future, and a proxy statement is expected to be mailed to shareholders of record within approximately one week. A special meeting of shareholders is planned for late September to vote on the transaction, and if approved, the transaction is expected to close immediately thereafter.

Hechinger Company serves the home improvement industry with 117 stores in 21 states and the District of Columbia.

Forward-looking statements in this press release are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. There are various factors that could cause results to differ materially from those anticipated by some statements made above. All forward-looking statements involve risks and uncertainty. Factors that could cause actual results to differ materially include the following: pending merger, sale of Home Quarters Warehouse stores in Michigan, general economic conditions, housing turnover, interest rates, weather, impact on sales and margins from both existing and new competition, product mix, lumber prices, and the risks described from time to time in the Company's SEC filings.


                                    # # # # #


Contact:          W. Clark McClelland
                  Executive Vice President, Chief Financial Officer
                  (301) 925-3005




                            (Financial Chart Follows)


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                                HECHINGER COMPANY

                      Consolidated Statements of Operations
                                   (unaudited)
                      (in thousands except per share data)


                                                         13 WEEKS ENDED                               26 WEEKS ENDED
                                               Aug. 2, 1997          Aug. 3, 1996           Aug. 2, 1997            Aug. 3, 1996
                                               ------------          ------------           ------------            ------------
REVENUES
Net sales                                        $  591,626            $  665,902             $1,099,607              $1,227,219
Other
   (principally interest)                               239                   845                    239                   1,361
                                                 ----------            ----------             ----------              ----------
Total Revenues                                      591,865               666,747              1,099,846               1,228,580

COSTS AND EXPENSES
Cost of sales                                       477,771               526,338                883,101                 971,811
Selling, general and
   administrative expenses                          111,975               118,394                217,578                 230,989
Interest expense                                     10,886                 9,800                 21,478                  19,555
Store closing charge                                 31,800                   -                   31,800                      -
                                                 ----------             ---------             ----------              ----------
Total Costs and Expenses                            632,432               654,532              1,153,957               1,222,355


EARNINGS (LOSS) BEFORE
   INCOME TAXES                                    (40,567)                12,215               (54,111)                   6,225



INCOME TAX EXPENSE                                      -                     -                      -                       -
                                                -----------           -----------            -----------             -----------


NET EARNINGS (LOSS)                             $  (40,567)           $    12,215            $  (54,111)             $     6,225
                                                -----------           -----------            -----------             -----------


PRIMARY AND FULLY

   DILUTED EARNINGS (LOSS)
                                                    ($0.96)                 $0.28                ($1.28)                   $0.15
   PER COMMON SHARE                             -----------           -----------            -----------             -----------




AVERAGE NUMBER OF COMMON

   AND COMMON EQUIVALENT
                                                     42,187                46,723                 42,187                  42,264
   SHARES OUTSTANDING                           -----------           -----------            -----------             -----------

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

Supplemental Financial Information (in thousands)

Earnings before interest, taxes,
   depreciation, amortization and
   store closing charge                 $            15,708  $             36,408  $              27,174  $               54,646
Depreciation and amortization expense   $            13,589  $             14,393  $              28,007  $               28,866
LIFO charge                             $               615  $              1,260  $                 923  $                2,339
Pre-opening expense                     $                 0  $                939  $                   0  $                1,874



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